SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

Verenium Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92340P209
(CUSIP Number)

May 3, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92340P209	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA CROP PROTECTION AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0.9%
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0.9%
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.9%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 92340P209	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA PARTICIPATIONS AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0.9%
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0.9%
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.9%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON* CO

CUSIP No. 92340P209	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SYNGENTA AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0.9%
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0.9%
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0.9%
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12.	TYPE OF REPORTING PERSON* CO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13G originally filed on September 11, 2002, by Syngenta Seeds AG (which subsequently merged into Syngenta Crop Protection AG), Syngenta Crop Protection AG, and Syngenta AG, each a corporation organized under the laws of Switzerland and amended by Amendment No. 1 filed on February 21, 2003, by Syngenta Seeds AG, Syngenta AG, and Syngenta Participations AG (“SPARTAG”), a corporation organized under the laws of Switzerland (as amended by Amendment No. 1, the “Schedule 13G”), relating to the shares (the “Shares”) of common stock, $0.001 par value per share, of Verenium Corporation (formerly Diversa Corporation), a Delaware corporation (the “Issuer”); and replaces the Statement on Schedule 13D (the “Schedule 13D”) filed on December 12, 2002, by Syngenta Seeds AG, SPARTAG, Torrey Mesa Research Institute, a Delaware corporation (“TMRI”) and Syngenta AG, a corporation organized under the laws of Switzerland.  Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Schedule 13G.

The items of the Schedule 13G set forth below are hereby amended and supplemented as follows:

Item 1(a)

Item 1(a) is amended and restated in its entirety as follows:

Verenium Corporation (formerly Diversa Corporation).

Item 1(b)

Item 1(b) is amended and restated in its entirety as follows:

55 Cambridge Parkway; Cambridge, MA 02142.

Item 2(a). Name of Person Filing.

Item 2(a) is amended and restated in its entirety as follows:

Syngenta Crop Protection AG, Syngenta Participations AG and Syngenta AG.

Syngenta Participations AG is the holder of a warrant to purchase 107,768 Shares.  Syngenta Crop Protection AG and Syngenta Participations AG are wholly-owned subsidiaries of Syngenta AG.  As such, Syngenta AG may be deemed to be the beneficial owner of the right to acquire 0.9% of Shares of which Syngenta Participations AG is the record and beneficial holder.

Item 2(b). Address of Principal Business Office or, if None, Residence.

Item 2(b) is amended and restated in its entirety as follows:

Syngenta Crop Protection AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.
Syngenta Participations AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.
Syngenta AG: Schwarzwaldallee 215, CH-4058 Basel, Switzerland.

Item 2(c). Citizenship.

Item 2(c) is amended and restated in its entirety as follows:

Syngenta Crop Protections AG, Syngenta Participations AG and Syngenta AG are companies organized under the laws of Switzerland.

Item 2(e). CUSIP Number:

Item 2(e) is amended and restated in its entirety as follows:

92340P209

Item 4. Ownership.

Item 4 is amended and restated in its entirety as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 107,768 Shares (warrant). See response to Item 2(a).

(b)
Percent of class:  0.9%.  See response to Item 2(a).  Percent of class was determined using the number of shares outstanding as provided in the most recent annual report filed on Form 10-K of Verenium Corporation.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0.9%. See response to Item 2(a).

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0.9%. See response to Item 2(a).

Item 5. Ownership of Five Percent or Less of a Class.

Item 5 is amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2010

SYNGENTA CROP PROTECTION AG

By:	/s/ Dr. Tobias Meili
	Name:	Dr. Tobias Meili
	Title:	Head Corporate Legal Affairs
Authorized signatory

By:	/s/ Dr. Adrian Schaub
	Name:	Dr. Adrian Schaub
	Title:	Corporate Counsel
Authorized signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2010

SYNGENTA PARTICIPATIONS AG

By:	/s/ Dr. Tobias Meili
	Name:	Dr. Tobias Meili
	Title:	Head Corporate Legal Affairs
Authorized signatory

By:	/s/ Dr. Adrian Schaub
	Name:	Dr. Adrian Schaub
	Title:	Corporate Counsel
Authorized signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2010

SYNGENTA AG

By:	/s/ Christoph Mäder
	Name:	Christoph Mäder
	Title:	Head Legal & Taxes
Authorized signatory

By:	/s/ Dr. Tobias Meili
	Name:	Dr. Tobias Meili
	Title:	Head Corporate Legal Affairs
Authorized signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).